Exhibit 99.1

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

July 26, 2023

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is a responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the rules and regulations of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2023 and 2022. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions by 2030, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios,

© 2023 CGI Inc.	Page 1

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

interest rate fluctuations and the discontinuation of major interest rate benchmarks and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 8 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

© 2023 CGI Inc.	Page 2

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our most relevant key performance measures :

Growth

Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Given that we have a strong presence globally and are affected by most major international currencies, management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful for investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS measure can be found in section 3.4. of the present document.

Constant currency revenue growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes its use of this measure is helpful for investors to facilitate period-to-period comparisons of our business growth.

Bookings – are new binding contractual agreements including wins, extensions and renewals. In addition, our bookings are comprised of committed spend and estimates from management that are subject to change, including demand-driven usage, such as volume based and time and material contracts, as well as price indexation and options years and services. Management evaluates factors such as prices and past history to support its estimates. Management believes that it is a key indicator of the volume of our business over time and potential future revenue and that it is useful trend information to investors for the same reason. Information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Additional information on bookings can be found in section 3.1. of the present document.

Backlog – includes bookings, backlog acquired through business acquisitions, backlog consumed during the period as a result of client work performed as well as the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change and are mainly driven from bookings. Backlog is reduced in the case of contract cancellation. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful trend information to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the quarter. This metric allows management to monitor the Company’s business development efforts during the quarter to ensure we grow our backlog and our business over time and management believes that this measure is useful for investors for the same reason.

Book-to-bill ratio trailing twelve months – is a measure of the proportion of the value of our bookings to our revenue over the last trailing twelve-month period as management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period and as such is useful for investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period.

© 2023 CGI Inc.	Page 3

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Profitability

Specific items – include acquisition-related and integration costs. Acquisition-related costs mainly include third-party professional fees incurred to close acquisitions. Integration costs are mainly comprised of expenses due to redundancy of employment and contractual agreements, cancellation of acquired leased premises and costs related to the integration towards the CGI operating model such as training activities.

Earnings before income taxes – is a measure of earnings generated for shareholders before income taxes.

Earnings before income taxes margin – is obtained by dividing our earnings before income taxes by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding specific items, net finance costs and income tax expense. Management believes its use of this measure which excludes items that are non-related to day-to-day operations, such as the impact of the capital structure, income taxes and specific items, is helpful to investors to better evaluate the Company’s core operating performance. This measure also allows for better comparability from period-to-period and trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenues. Management believes its use of this measure which evaluates our core operating performance before capital structure, income taxes and specific items when compared to the growth of our revenues is relevant to investors for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy strategy. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Net earnings – is a measure of earnings generated for shareholders.

Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. Please refer to note 5 of our interim condensed consolidated financial statements for additional information on earnings per share.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs. Management believes its use of this measure best demonstrates to investors the net earnings generated from our day-to-day operations by excluding specific items, for better comparability from period-to-period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding specific items by our revenues. Management believes its use of this measure which evaluates our core operating performance when compared to the growth of our revenues is relevant to investors to assess their returns and for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy strategy. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

© 2023 CGI Inc.	Page 4

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes its use of this measure is useful for investors as excluding specific items best reflects the Company’s ongoing operating performance on a per share basis and allows for better comparability from period-to-period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8. of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. of the present document.

Effective tax rate excluding specific items (non-GAAP) – is obtained by dividing our income tax expense by earnings before income taxes, before specific items. Management uses this measure to analyze the impact of changes in income tax rate and profitability mix from day-to-day operations on its effective tax rate and is useful for investors for the same reason. A reconciliation of the effective tax rate excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

Cash provided by operating activities as a percentage of revenue – is obtained by dividing our cash provided by operating activities by our revenues. Management believes strong operating cash flow compared to our revenues is a key indicator of our financial flexibility to execute the Company’s growth strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes that this measure is useful for investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management believes its use of the net debt metric to monitor the Company’s financial leverage is useful for investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5. of the present document.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholders’ equity and net debt. Management believes its use of the net debt to capitalization ratio is useful for investors as it monitors the proportion of debt versus capital used to finance the Company’s operations.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholders’ equity and net debt. Management believes its use of this ratio is useful for investors as it assesses how well it is using its capital to generate returns.

© 2023 CGI Inc.	Page 5

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

REPORTING SEGMENTS

The Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

Please refer to sections 3.4. and 3.6. of the present document and to note 9 of our interim condensed consolidated financial statements for additional information on our segments. For the nine months ended June 30, 2023, the Company has restated the segmented information to conform to the new segmented information structure effective on April 1, 2022.

© 2023 CGI Inc.	Page 6

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

© 2023 CGI Inc.	Page 7

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Section	Contents		Pages

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		41

8. Risk Environment	8.1.	Risks and Uncertainties	42

	8.2.	Legal Proceedings	56

© 2023 CGI Inc.	Page 8

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading IT and business consulting services firm with approximately 91,500 consultants and professionals worldwide, whom are called members as they are also owners through our Share Purchase Plan. We use the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our consultants are committed to providing actionable insights that help clients achieve business outcomes. They leverage global delivery centers that deliver scale, innovation and delivery excellence for every engagement.

End-to-end services and solutions

CGI delivers end-to-end services that help clients achieve the digital transformation of their value chains. Together, our end-to-end services and solutions help clients design, implement, run and operate the technology critical to achieving their business strategies. Our portfolio encompasses:

i.

Business and strategic IT consulting and systems integration services: CGI helps clients create a path for future growth and sustainable value through business and strategic IT consulting services such as business strategy, business and operating model design, human-centered experience, customer value and operational excellence, organizational change management, sustainability and digital transformation. In the area of systems integration, we help clients accelerate the enterprise modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

ii.

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development, modernization and maintenance; holistic enterprise digitization, automation, hybrid and cloud management; and business process services.

iii.

Intellectual property (IP): CGI’s portfolio of IP solutions are highly configurable “business platforms as a service” that are embedded within our end-to-end service offerings and utilize integrated security, data privacy practices and provider-neutral cloud approaches. We invest in, and deliver, market-leading IP to drive business outcomes within each of our target industries. We also collaborate with clients to build and evolve IP-based solutions while enabling a higher degree of flexibility and customization for their unique modernization and digitization needs.

Deep industry and technology expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide thought leadership, blueprints, frameworks and technical accelerators that help client evolve their ecosystems.

Our targeted industries include financial services (including banking and insurance), government (including space), manufacturing, retail and distribution (including consumer services, transportation and logistics), communications and utilities (including energy and media), and health (including life sciences). To help orchestrate our global posture across these industries, our leaders regularly participate in cabinet meetings and councils to advance the strategies, services and solutions we deliver to our clients.

© 2023 CGI Inc.	Page 9

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Helping clients leverage technology to its fullest

Macro trends such as supply chain reconfiguration, climate change and energy transition, and demographic shifts including aging populations and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digitization provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens demand. Leveraging technology to its fullest helps clients to lead within their industries. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations and found three common attributes:

•	They have highly agile business models and are better at operating as aligned teams between business and IT.

•	They have been faster in modernizing the entire IT environment - including through automation - while assuring security and data privacy.

•	They are addressing business transformation holistically, including culture change, ecosystem touchpoints, and the integration of sustainability objectives.

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and information to improve how they operate, deliver products and services, and create value.

CGI helps clients adopt leading digital attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Quality processes

Our clients expect consistent service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - CGI’s Management Foundation.

Our Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving continuous improvement. We also invest in rigorous quality and service delivery standards including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs, as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

Our strategy has always been based on long-term fundamentals. For further details, please refer to section 1.2. of CGI’s MD&A for the years ended September 30, 2022 and 2021, which is available on CGI’s website at www.cgi.com and which was filed with Canadian securities regulators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

1.3. COMPETITIVE ENVIRONMENT

There have been no significant changes to our competitive environment since the end of Fiscal 2022. For further details, please refer to section 1.3. of CGI’s MD&A for the years ended September 30, 2022 and 2021 which is available on CGI’s website at www.cgi.com and which was filed with Canadian securities regulators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

© 2023 CGI Inc.	Page 10

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

2.	Highlights and Key Performance Measures

2.1. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021

In millions of CAD unless otherwise noted

Growth

Revenue	3,623.4	3,715.3	3,450.3	3,247.2	3,258.6	3,268.9	3,092.4	3,007.5

Year-over-year revenue growth	11.2%	13.7%	11.6%	8.0%	7.9%	6.2%	2.4%	2.8%

Constant currency revenue growth	6.3%	11.4%	12.3%	13.9%	11.5%	10.0%	6.8%	6.4%

Backlog[1]	25,633	25,241	25,011	24,055	23,238	23,144	23,577	23,059

Bookings	4,388	3,839	4,035	3,636	3,410	3,316	3,604	2,921

Book-to-bill ratio	121.1%	103.3%	117.0%	112.0%	104.7%	101.4%	116.5%	97.1%

Book-to-bill ratio trailing twelve months	113.3%	109.1%	108.9%	108.5%	104.9%	108.7%	115.2%	114.2%

Profitability

Earnings before income taxes	559.0	564.5	516.5	485.9	489.0	498.8	493.3	464.4

Earnings before income taxes margin	15.4%	15.2%	15.0%	15.0%	15.0%	15.3%	16.0%	15.4%

Adjusted EBIT[2]	584.8	600.8	554.1	521.7	519.9	523.6	521.5	493.3

Adjusted EBIT margin	16.1%	16.2%	16.1%	16.1%	16.0%	16.0%	16.9%	16.4%

Net earnings	415.0	419.4	382.4	362.4	364.3	372.0	367.4	345.9

Net earnings margin	11.5%	11.3%	11.1%	11.2%	11.2%	11.4%	11.9%	11.5%

Diluted EPS (in dollars)	1.75	1.76	1.60	1.51	1.51	1.53	1.49	1.39

Net earnings excluding specific items[2]	425.7	435.0	398.2	373.1	371.2	374.1	369.4	346.9

Net earnings margin excluding specific items	11.7%	11.7%	11.5%	11.5%	11.4%	11.4%	11.9%	11.5%

Diluted EPS excluding specific items (in dollars)[2]	1.80	1.82	1.66	1.56	1.54	1.53	1.50	1.40

Liquidity

Cash provided by operating activities	409.1	469.1	605.3	488.9	419.2	472.6	484.3	526.9

As a percentage of revenue	11.3%	12.6%	17.5%	15.1%	12.9%	14.5%	15.7%	17.5%

Days sales outstanding	44	41	44	49	48	42	45	45

Capital structure

Long-term debt and lease liabilities[3]	3,765.9	3,852.7	3,876.4	3,976.2	3,840.1	3,733.5	3,823.1	4,178.6

Net debt[2]	2,279.6	2,529.0	2,503.8	2,946.9	3,073.0	2,729.7	2,687.9	2,535.9

Net debt to capitalization ratio	21.7%	24.0%	24.1%	28.8%	30.6%	28.7%	27.8%	26.6%

Return on invested capital	15.7%	15.6%	15.5%	15.7%	15.8%	15.7%	15.3%	14.9%

Balance sheet

Cash and cash equivalents, and short-term investments	1,471.9	1,285.5	1,331.1	972.6	784.1	1,059.4	1,185.7	1,700.2

Total assets	16,080.1	16,101.7	15,915.9	15,175.4	14,916.4	14,475.7	14,704.9	15,021.0

Long-term financial liabilities[4]	2,885.2	2,946.1	2,971.6	3,731.3	3,581.8	3,523.5	3,608.2	3,659.8

[1]

Approximately $9.9 billion of our backlog as at June 30, 2023 is expected to be converted into revenue within the next twelve months, $8.7 billion within one to three years, $2.8 billion within three to five years and $4.2 billion in more than five years.

[2]

Please refer to sections 3.7., 3.8.3. and 4.5. of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures for the quarterly periods of 2022 and 2021. For Fiscal years ending 2021 and 2022, please refer to sections 5.6. and 5.6.1.

[3]	Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

[4]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

© 2023 CGI Inc.	Page 11

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

2.2. STOCK PERFORMANCE

2.2.1. Q3 2023 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)

Open:	129.48	Open:	96.00

High:	142.31	High:	106.32

Low:	128.78	Low:	95.11

Close:	139.70	Close:	105.43

CDN average daily trading volumes[1]:	534,117	NYSE average daily trading volumes:	143,754

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

© 2023 CGI Inc.	Page 12

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

2.2.2. Normal Course Issuer Bid (NCIB)

On January 31, 2023, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 18,769,394 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 24, 2023. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2023 until no later than February 5, 2024, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the three months ended June 30, 2023, the Company purchased for cancellation 390,100 Class A Shares for a total consideration of $53.1 million, at a weighted average price of $136.02.

During the nine months ended June 30, 2023, the Company purchased for cancellation 3,735,096 Class A Shares under its current NCIB for a total consideration of $453.1 million, at a weighted average price of $121.30. The purchased shares included 3,344,996 Class A Shares purchased for cancellation from Caisse de dépôt et de placement du Québec, for a total consideration of $400.0 million. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB. In addition, during the nine months ended June 30, 2023, the Company paid for and cancelled 100,100 Class A Shares under the previous NCIB for a total consideration of $10.3 million, at a weighted average price of $102.81, which were purchased, or committed to be purchased, but not cancelled as at September 30, 2022.

As at June 30, 2023, the Company could purchase up to 15,034,298 Class A Shares for cancellation under the current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at July 21, 2023:

Capital Stock and Options Outstanding	As at July 21, 2023

Class A subordinate voting shares	208,926,569

Class B multiple voting shares	26,445,706

Options to purchase Class A subordinate voting shares	5,405,159

© 2023 CGI Inc.	Page 13

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter were $4.4 billion representing a book-to-bill ratio of 121.1%. The breakdown of the new bookings signed during the quarter is as follows:

Information regarding our bookings is a key indicator of the volume of our business over time. Additional information on bookings can be found in the Key Performance Measures section of the present document. The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended June 30, 2023	Bookings for the trailing twelve months ended June 30, 2023	Book-to-bill ratio for the trailing twelve months ended June 30, 2023

Total CGI	4,388,415	15,899,458	113.3%

U.S. Federal	1,016,033	2,513,510	131.2%

Western and Southern Europe	753,899	2,737,810	109.2%

Canada	675,008	2,419,405	108.7%

U.S. Commercial and State Government	634,170	2,750,537	111.8%

Scandinavia and Central Europe	512,972	1,795,800	105.2%

U.K. and Australia	410,906	1,979,612	122.5%

Northwest and Central-East Europe	209,967	773,945	100.5%

Finland, Poland and Baltics	175,460	928,839	111.3%

© 2023 CGI Inc.	Page 14

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

    Closing foreign exchange rates

As at June 30,	2023	2022	Change

U.S. dollar	1.3235	1.2871	2.8%

Euro	1.4452	1.3474	7.3%

Indian rupee	0.0161	0.0163	(1.2%)

British pound	1.6822	1.5653	7.5%

Swedish krona	0.1227	0.1257	(2.4%)

    Average foreign exchange rates

	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	Change	2023	2022	Change

U.S. dollar	1.3430	1.2769	5.2%	1.3510	1.2680	6.5%

Euro	1.4620	1.3589	7.6%	1.4334	1.4069	1.9%

Indian rupee	0.0163	0.0165	(1.2%)	0.0164	0.0167	(1.8%)

British pound	1.6814	1.6024	4.9%	1.6399	1.6668	(1.6%)

Swedish krona	0.1275	0.1297	(1.7%)	0.1280	0.1359	(5.8%)

© 2023 CGI Inc.	Page 15

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter:

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.5% of our revenue for the three months ended June 30, 2023 as compared to 12.8% for the three months ended June 30, 2022.

For the nine months ended June 30, 2023 and 2022, we generated 13.3% and 13.0%, respectively, of our revenue from the U.S. federal government including its various agencies.

© 2023 CGI Inc.	Page 16

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Q3 2023 and Q3 2022. For the three and nine months ended June 30, 2022, revenues by segment were recorded reflecting the actual foreign exchange rates for the respective period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	%	2023	2022	%

Total CGI revenue	3,623,428	3,258,638	11.2%	10,789,024	9,619,980	12.2%

Constant currency revenue growth	6.3%			9.9%

Foreign currency impact	4.9%			2.3%

Variation over previous period	11.2%			12.2%

Western and Southern Europe

Revenue prior to foreign currency impact	610,615	553,470	10.3%	1,964,741	1,604,597	22.4%

Foreign currency impact	46,181			34,657

Western and Southern Europe revenue	656,796	553,470	18.7%	1,999,398	1,604,597	24.6%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	541,456	528,046	2.5%	1,606,869	1,518,160	5.8%

Foreign currency impact	28,373			103,860

U.S. Commercial and State Government revenue	569,829	528,046	7.9%	1,710,729	1,518,160	12.7%

Canada

Revenue prior to foreign currency impact	518,281	524,511	(1.2%)	1,554,150	1,485,331	4.6%

Foreign currency impact	511			1,158

Canada revenue	518,792	524,511	(1.1%)	1,555,308	1,485,331	4.7%

U.S. Federal

Revenue prior to foreign currency impact	467,699	432,667	8.1%	1,355,656	1,287,808	5.3%

Foreign currency impact	24,672			89,769

U.S. Federal revenue	492,371	432,667	13.8%	1,445,425	1,287,808	12.2%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	405,586	388,071	4.5%	1,283,972	1,205,715	6.5%

Foreign currency impact	11,086			(27,222)

Scandinavia and Central Europe revenue	416,672	388,071	7.4%	1,256,750	1,205,715	4.2%

U.K. and Australia revenue

Revenue prior to foreign currency impact	364,200	317,559	14.7%	1,095,591	959,682	14.2%

Foreign currency impact	17,313			(15,802)

U.K. and Australia revenue	381,513	317,559	20.1%	1,079,789	959,682	12.5%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	195,904	181,960	7.7%	623,465	564,548	10.4%

Foreign currency impact	15,341			11,684

Finland, Poland and Baltics revenue	211,245	181,960	16.1%	635,149	564,548	12.5%

© 2023 CGI Inc.	Page 17

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

In thousands of CAD except for percentages	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	%	2023	2022	%

Northwest and Central-East Europe

Revenue prior to foreign currency impact	178,675	171,632	4.1%	555,057	537,105	3.3%

Foreign currency impact	14,919			13,743

Northwest and Central-East Europe revenue	193,594	171,632	12.8%	568,800	537,105	5.9%

Asia Pacific

Revenue prior to foreign currency impact	234,347	207,901	12.7%	694,794	585,348	18.7%

Foreign currency impact	(2,247)			(11,873)

Asia Pacific revenue	232,100	207,901	11.6%	682,921	585,348	16.7%

Eliminations	(49,484)	(47,179)	4.9%	(145,245)	(128,314)	13.2%

For the three months ended June 30, 2023, revenue was $3,623.4 million, an increase of $364.8 million, or 11.2% over the same period last year. On a constant currency basis, revenue increased by $203.8 million or 6.3%. The increase was mainly due to organic growth across most vertical markets, including an increase in IP-based revenues, and prior year’s business acquisitions. This was partially offset by less available days to bill, due to the timing of statutory holidays in Europe.

For the nine months ended June 30, 2023, revenue was $10,789.0 million, an increase of $1,169.0 million or 12.2% over the same period last year. On a constant currency basis, revenue increased by $954.9 million or 9.9%. The increase was mainly due to the same factors identified for the quarter.

3.4.1. Western and Southern Europe

For the three months ended June 30, 2023, revenue in the Western and Southern Europe segment was $656.8 million, an increase of $103.3 million or 18.7% over the same period last year. On a constant currency basis, revenue increased by $57.1 million or 10.3%. The increase in revenue was mainly due to prior year’s business acquisitions, as well as the result of organic growth across most vertical markets. This was partly offset by two less available days to bill in France.

For the nine months ended June 30, 2023, revenue in the Western and Southern Europe segment was $1,999.4 million, an increase of $394.8 million or 24.6% over the same period last year. On a constant currency basis, revenue increased by $360.1 million or 22.4%. The increase in revenue was mainly due to prior year’s business acquisitions, as well as the result of organic growth across all vertical markets. This was partly offset by two less available days to bill in France.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $407 million and $1,235 million for the three and nine months ended June 30, 2023, respectively.

3.4.2. U.S. Commercial and State Government

For the three months ended June 30, 2023, revenue in the U.S. Commercial and State Government segment was $569.8 million, an increase of $41.8 million or 7.9% over the same period last year. On a constant currency basis, revenue increased by $13.4 million or 2.5%. The increase was mainly due to organic growth across most vertical markets, partially offset by increased use of our Asia Pacific offshore delivery centers for client work and lower IP license sales as we experience a shift in demand towards a software-as-a-service delivery model.

For the nine months ended June 30, 2023, revenue in the U.S. Commercial and State Government segment was $1,710.7 million, an increase of $192.6 million or 12.7% over the same period last year. On a constant currency basis, revenue increased by $88.7 million or 5.8%. The increase was mainly due to organic growth across most vertical markets, partially offset by increased use of our Asia Pacific offshore delivery centers for client work.

© 2023 CGI Inc.	Page 18

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $374 million and $1,082 million for the three and nine months ended June 30, 2023, respectively.

3.4.3. Canada

For the three months ended June 30, 2023, revenue in the Canada segment was $518.8 million, a decrease of $5.7 million or 1.1% compared to the same period last year. On a constant currency basis, revenue decreased by $6.2 million or 1.2%. The change was mainly due to lower utilization within the financial services vertical market and the successful completion of contracts within the MRD vertical market. This was partially offset by an increase in IP-based revenues within the financial services vertical market.

For the nine months ended June 30, 2023, revenue in the Canada segment was $1,555.3 million, an increase of $70.0 million or 4.7% compared to the same period last year. On a constant currency basis, revenue increased by $68.8 million or 4.6%. The increase was mainly due to organic growth across most vertical markets, including an increase in IP-based revenues within the financial services vertical market.

On a client geographic basis, the top two Canada vertical markets were financial services and communications and utilities, generating combined revenues of approximately $363 million and $1,091 million for the three and nine months ended June 30, 2023, respectively.

3.4.4. U.S. Federal

For the three months ended June 30, 2023, revenue in the U.S. Federal segment was $492.4 million, an increase of $59.7 million or 13.8% over the same period last year. On a constant currency basis, revenue increased by $35.0 million or 8.1%. The increase in revenue was mainly due to higher transaction volumes related to our IP business process services and organic growth in managed services engagements.

For the nine months ended June 30, 2023, revenue in the U.S. Federal segment was $1,445.4 million, an increase of $157.6 million or 12.2% over the same period last year. On a constant currency basis, revenue increased by $67.8 million or 5.3%. The increase was mainly due to the same factors identified for the quarter.

For the three and nine months ended June 30, 2023, 90% of revenues within the U.S. Federal segment were for federal civilian-based agencies for both periods.

3.4.5. Scandinavia and Central Europe

For the three months ended June 30, 2023, revenue in the Scandinavia and Central Europe segment was $416.7 million, an increase of $28.6 million or 7.4% over the same period last year. On a constant currency basis, revenue increased by $17.5 million or 4.5%. The increase was mainly driven by organic growth across most vertical markets, primarily within the government vertical market. This was partially offset by a favourable contract settlement in the prior year and one less available day to bill in Germany.

For the nine months ended June 30, 2023, revenue in the Scandinavia and Central Europe segment was $1,256.8 million, an increase of $51.0 million or 4.2% over the same period last year. On a constant currency basis, revenue increased by $78.3 million or 6.5%. The increase was mainly driven by organic growth across most vertical markets, primarily within the government vertical market. This was partially offset by one less available day to bill in Germany.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $307 million and $925 million for the three and nine months ended June 30, 2023, respectively.

© 2023 CGI Inc.	Page 19

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.4.6. U.K. and Australia

For the three months ended June 30, 2023, revenue in the U.K. and Australia segment was $381.5 million, an increase of $64.0 million or 20.1% over the same period last year. On a constant currency basis, revenue increased by $46.6 million or 14.7%. The increase was mainly due to organic growth across most vertical markets, predominantly within the government vertical market.

For the nine months ended June 30, 2023, revenue in the U.K. and Australia segment was $1,079.8 million, an increase of $120.1 million or 12.5% over the same period last year. On a constant currency basis, revenue increased by $135.9 million or 14.2%. The increase was mainly due to organic growth across most vertical markets, predominantly within the government vertical market, as well as a prior year’s business acquisition.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of $321 million and $898 million for the three and nine months ended June 30, 2023, respectively.

3.4.7. Finland, Poland and Baltics

For the three months ended June 30, 2023, revenue in the Finland, Poland and Baltics segment was $211.2 million, an increase of $29.3 million or 16.1% over the same period last year. On a constant currency basis, revenue increased by $13.9 million or 7.7%. The increase was mainly due to organic growth across most vertical markets, partially offset by one less available day to bill.

For the nine months ended June 30, 2023, revenue in the Finland, Poland and Baltics segment was $635.1 million, an increase of $70.6 million or 12.5% over the same period last year. On a constant currency basis, revenue increased by $58.9 million or 10.4%. The increase was mainly due to organic growth across most vertical markets, including an increase in IP-based revenues.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were financial services and government, generating combined revenues of approximately $130 million and $400 million for the three and nine months ended June 30, 2023, respectively.

3.4.8. Northwest and Central-East Europe

For the three months ended June 30, 2023, revenue in the Northwest and Central-East Europe segment was $193.6 million, an increase of $22.0 million or 12.8% over the same period last year. On a constant currency basis, revenue increased by $7.0 million or 4.1%. The increase was mainly due to organic growth within most vertical markets, partially offset by two less available days to bill in Czech Republic.

For the nine months ended June 30, 2023, revenue in the Northwest and Central-East Europe segment was $568.8 million, an increase of $31.7 million or 5.9% over the same period last year. On a constant currency basis, revenue increased by $18.0 million or 3.3%. The increase was mainly due to organic growth within most vertical markets, partially offset by one less available day to bill across the segment.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $126 million and $381 million for the three and nine months ended June 30, 2023, respectively.

3.4.9. Asia Pacific

For the three months ended June 30, 2023, revenue in the Asia Pacific segment was $232.1 million, an increase of $24.2 million or 11.6% over the same period last year. On a constant currency basis, revenue increased by $26.4 million or 12.7%. The increase was mainly driven by the continued demand for our offshore delivery centers across all commercial vertical markets.

© 2023 CGI Inc.	Page 20

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

For the nine months ended June 30, 2023, revenue in the Asia Pacific segment was $682.9 million, an increase of $97.6 million or 16.7% over the same period last year. On a constant currency basis, revenue increased by $109.4 million or 18.7%. The increase was mainly driven by the same factors identified for the quarter.

© 2023 CGI Inc.	Page 21

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.5. OPERATING EXPENSES

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,
	2023	% of revenue	2022	% of revenue	2023	% of revenue	2022	% of revenue

Costs of services, selling and administrative	3,037,083	83.8%	2,738,041	84.0%	9,050,008	83.9%	8,054,424	83.7%

Foreign exchange loss (gain)	1,524	—%	727	—%	(686)	—%	616	—%

3.5.1. Costs of Services, Selling and Administrative

Costs of services include the costs of our members serving our clients, which mainly consist of salaries, performance based compensation and other member costs, including travel expenses, net of tax credits. These also mainly include professional fees and other contracted labour costs, as well as hardware, software and delivery center related costs.

Costs of selling and administrative mainly include salaries, performance based compensation and other member costs for administrative and management members, office space, internal solutions and business development related costs such as travel expenses.

For the three months ended June 30, 2023, costs of services, selling and administrative expenses amounted to $3,037.1 million, an increase of $299.0 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 83.8% from 84.0%.

As a percentage of revenue, costs of services increased compared to the same period last year, mainly due to the impact of less available days to bill, due to the timing of statutory holidays in Europe, and the expected increase in travel to support client delivery growth. This was partially offset by growth within most vertical markets and lower performance based compensation accruals.

As a percentage of revenue, costs of selling and administrative decreased compared to the same period last year, mainly due to lower performance based compensation accruals, which was partially offset by the increase in business development efforts, including the expected increase in travel to support growing our business.

For the nine months ended June 30, 2023, costs of services, selling and administrative expenses amounted to $9,050.0 million, an increase of $995.6 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses increased to 83.9% from 83.7%.

As a percentage of revenue, costs of services increased compared to the same period last year, mainly due to the same factors identified for the quarter, as well as due to a favorable supplier contract adjustment that did not repeat this year and the planned temporary dilutive impact of the prior year’s business acquisitions.

As a percentage of revenue, costs of selling and administrative decreased compared to the same period last year, mainly due to the same factors identified for the quarter, which was partially offset by the planned temporary dilutive impact of the prior year’s business acquisitions.

During the three months ended June 30, 2023, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $128.6 million, which was offset by the favourable translation impact of $161.0 million on our revenue.

During the nine months ended June 30, 2023, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $160.5 million, which was offset by the favourable translation impact of $214.2 million on our revenue.

© 2023 CGI Inc.	Page 22

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.5.2. Foreign Exchange Loss (Gain)

During the three months ended June 30, 2023, CGI incurred $1.5 million of foreign exchange losses and during the nine months ended June 30, 2023, recognized $0.7 million of foreign exchange gains, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

© 2023 CGI Inc.	Page 23

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended June 30,				For the nine months ended June 30,
	2023	2022	Change		2023	2022	Change

Western and Southern Europe	80,778	70,107	15.2%		277,510	233,817	18.7%

As a percentage of segment revenue	12.3%	12.7%			13.9%	14.6%

U.S. Commercial and State Government	98,365	75,637	30.0%		244,782	219,391	11.6%

As a percentage of segment revenue	17.3%	14.3%			14.3%	14.5%

Canada	115,843	113,617	2.0%		350,117	341,201	2.6%

As a percentage of segment revenue	22.3%	21.7%			22.5%	23.0%

U.S. Federal	87,125	78,553	10.9%		232,135	208,396	11.4%

As a percentage of segment revenue	17.7%	18.2%			16.1%	16.2%

Scandinavia and Central Europe	29,027	31,082	(6.6%	)	106,634	94,999	12.2%

As a percentage of segment revenue	7.0%	8.0%			8.5%	7.9%

U.K. and Australia	55,526	42,359	31.1%		155,879	146,954	6.1%

As a percentage of segment revenue	14.6%	13.3%			14.4%	15.3%

Finland, Poland and Baltics	22,740	22,529	0.9%		83,200	70,515	18.0%

As a percentage of segment revenue	10.8%	12.4%			13.1%	12.5%

Northwest and Central East-Europe	23,158	22,098	4.8%		75,400	69,192	9.0%

As a percentage of segment revenue	12.0%	12.9%			13.3%	12.9%

Asia Pacific	72,259	63,888	13.1%		214,045	180,475	18.6%

As a percentage of segment revenue	31.1%	30.7%			31.3%	30.8%

Adjusted EBIT	584,821	519,870	12.5%		1,739,702	1,564,940	11.2%

Adjusted EBIT margin	16.1%	16.0%			16.1%	16.3%

For the three months ended June 30, 2023, adjusted EBIT margin increased to 16.1% from 16.0% for the same period last year. The increase in adjusted EBIT margin was mostly due to the lower performance based compensation accruals and profitable growth within most vertical markets. This was partially offset by less available days to bill, due to the timing of statutory holidays in Europe, and the increase in business development efforts, including the expected increase in travel.

For the nine months ended June 30, 2023, adjusted EBIT margin decreased to 16.1% from 16.3% for the same period last year. The change in adjusted EBIT margin was mostly due to the increase in business development efforts, including the expected increase in travel, the planned temporary dilutive impact of the prior year’s business acquisitions, less available days to bill and a favourable supplier contract adjustment that did not repeat this year. This was partially offset by profitable growth within most vertical markets and lower performance based compensation accruals.

3.6.1. Western and Southern Europe

For the three months ended June 30, 2023, adjusted EBIT in the Western and Southern Europe segment was $80.8 million, an increase of $10.7 million when compared to the same period last year. Adjusted EBIT margin decreased to 12.3% from 12.7%. The change in adjusted EBIT margin was mainly due to two less available days to bill in France and the expected increase in travel to support growing our business, partially offset by lower performance based compensation accruals.

For the nine months ended June 30, 2023, adjusted EBIT in the Western and Southern Europe segment was $277.5 million, an increase of $43.7 million when compared to the same period last year. Adjusted EBIT margin decreased to 13.9% from 14.6%. The change in adjusted EBIT margin was mainly due to the planned temporary dilutive impact of the prior year’s business acquisitions, two less available days to bill in France, the expected increase in travel to support

© 2023 CGI Inc.	Page 24

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

growing our business and prior year’s additional employee-related government incentive that did not repeat this year. This was partly offset by profitable organic growth within all vertical markets.

3.6.2. U.S. Commercial and State Government

For the three months ended June 30, 2023, adjusted EBIT in the U.S. Commercial and State Government segment was $98.4 million, an increase of $22.7 million when compared to the same period last year. Adjusted EBIT margin increased to 17.3% from 14.3%. The increase in adjusted EBIT margin was mainly due to lower performance based compensation accruals, the impact of a favorable supplier contract settlement and organic growth across most vertical markets. This was partially offset by lower IP license sales as we experience a shift in demand towards a software-as-a-service delivery model.

For the nine months ended June 30, 2023, adjusted EBIT in the U.S. Commercial and State Government segment was $244.8 million, an increase of $25.4 million when compared to the same period last year. Adjusted EBIT margin decreased to 14.3% from 14.5%. The change in adjusted EBIT margin was mainly due to less higher profitability IP-based revenues and the impact of temporarily lower utilization due to successful completion of projects. This was partially offset by organic growth across most vertical markets and the impact of a favorable supplier contract settlement.

3.6.3. Canada

For the three months ended June 30, 2023, adjusted EBIT in the Canada segment was $115.8 million, an increase of $2.2 million when compared to the same period last year. Adjusted EBIT margin increased to 22.3% from 21.7%. The increase in adjusted EBIT margin was mainly due to lower performance based compensation accruals. This was partially offset by the impact of temporarily lower utilization, primarily in the financial services vertical market.

For the nine months ended June 30, 2023, adjusted EBIT in the Canada segment was $350.1 million, an increase of $8.9 million when compared to the same period last year. Adjusted EBIT margin decreased to 22.5% from 23.0%. The change in adjusted EBIT margin was mainly due to the impact of temporarily lower utilization primarily within the financial services vertical market and a prior year’s favorable supplier contract adjustment that did not repeat this year. This was partially offset by lower performance based compensation accruals.

3.6.4. U.S. Federal

For the three months ended June 30, 2023, adjusted EBIT in the U.S. Federal segment was $87.1 million, an increase of $8.6 million when compared to the same period last year. Adjusted EBIT margin decreased to 17.7% from 18.2%. The change in adjusted EBIT margin was mainly due to an increase in business development efforts, including the expected increase in travel, higher performance based compensation accruals. This was partially offset by higher transaction volumes related to our IP business process services and non-renewal of low margin contracts in the prior year.

For the nine months ended June 30, 2023, adjusted EBIT in the U.S. Federal segment was $232.1 million, an increase of $23.7 million when compared to the same period last year. Adjusted EBIT margin decreased to 16.1% from 16.2%. The change in adjusted EBIT margin was mainly due to an increase in business development efforts, including the expected increase in travel, and higher performance based compensation accruals. This was mainly offset by higher transaction volumes related to our IP business process services.

3.6.5. Scandinavia and Central Europe

For the three months ended June 30, 2023, adjusted EBIT in the Scandinavia and Central Europe segment was $29.0 million, a decrease of $2.1 million when compared to the same period last year. Adjusted EBIT margin decreased to 7.0% from 8.0%. The change in adjusted EBIT margin was mainly due to a favorable client contract settlement in the prior year, one less available day to bill in Germany, the impact of temporarily lower utilization within the communications and utilities vertical market and the expected increase in travel to support growing our business. This was partially offset by lower performance based compensation accruals.

© 2023 CGI Inc.	Page 25

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

For the nine months ended June 30, 2023, adjusted EBIT in the Scandinavia and Central Europe segment was $106.6 million, an increase of $11.6 million when compared to the same period last year. Adjusted EBIT margin increased to 8.5% from 7.9%. The increase in adjusted EBIT margin was mainly due to lower performance based compensation accruals and organic growth across most vertical markets. This was partially offset by one less available day to bill in Germany.

3.6.6. U.K. and Australia

For the three months ended June 30, 2023, adjusted EBIT in the U.K. and Australia segment was $55.5 million, an increase of $13.2 million when compared to the same period last year. Adjusted EBIT margin increased to 14.6% from 13.3%. The increase in adjusted EBIT margin was mainly due to profitable organic growth within the government vertical market.

For the nine months ended June 30, 2023, adjusted EBIT in the U.K. and Australia segment was $155.9 million, an increase of $8.9 million when compared to the same period last year. Adjusted EBIT margin decreased to 14.4% from 15.3%. The change in adjusted EBIT margin was mainly due to the expected increase in travel to support growing our business and an increase in energy costs.

3.6.7. Finland, Poland and Baltics

For the three months ended June 30, 2023, adjusted EBIT in the Finland, Poland and Baltics segment was $22.7 million, an increase of $0.2 million, when compared to the same period last year. Adjusted EBIT margin decreased to 10.8% from 12.4%. The change in adjusted EBIT margin was mainly due to costs associated with the ramp up of managed IT services contracts, one less available day to bill and the expected increase in travel to support growing our business. This was partially offset by organic growth across most vertical markets.

For the nine months ended June 30, 2023, adjusted EBIT in the Finland, Poland and Baltics segment was $83.2 million, an increase of $12.7 million, when compared to the same period last year. Adjusted EBIT margin increased to 13.1% from 12.5%. The increase in adjusted EBIT margin is primarily due to organic growth across most vertical markets, including an increase in IP-based revenues. This was partially offset by the costs associated with the ramp up of managed IT services contracts and the expected increase in travel to support growing our business.

3.6.8. Northwest and Central-East Europe

For the three months ended June 30, 2023, adjusted EBIT in the Northwest and Central-East Europe segment was $23.2 million, an increase of $1.1 million when compared to the same period last year. Adjusted EBIT margin decreased to 12.0% from 12.9%. The change in adjusted EBIT margin was mainly due to costs related to the optimization of our operations in Belgium and two less available days to bill in Czech Republic. This was partially offset by lower performance based compensation accruals.

For the nine months ended June 30, 2023, adjusted EBIT in the Northwest and Central-East Europe segment was $75.4 million, an increase of $6.2 million when compared to the same period last year. Adjusted EBIT margin increased to 13.3% from 12.9%. The increase in adjusted EBIT margin was mainly due to lower performance based compensation accruals and an asset impairment in the prior year. This was partially offset by one less available day to bill across the segment.

3.6.9. Asia Pacific

For the three months ended June 30, 2023, adjusted EBIT in the Asia Pacific segment was $72.3 million, an increase of $8.4 million when compared to the same period last year. Adjusted EBIT margin increased to 31.1% from 30.7%. The increase in adjusted EBIT margin was mainly driven by the same factors identified in the revenue section, as well as productivity improvements.

For the nine months ended June 30, 2023, adjusted EBIT in the Asia Pacific segment was $214.0 million, an increase of $33.6 million when compared to the same period last year. Adjusted EBIT margin increased to 31.3% from 30.8%. The increase in adjusted EBIT margin was mainly driven by the same factors identified for the quarter.

© 2023 CGI Inc.	Page 26

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS:

In thousands of CAD except for percentage	For the three months ended June 30,				For the nine months ended June 30,
	2023	% of revenue	2022	% of revenue	2023	% of revenue	2022	% of revenue

Adjusted EBIT	584,821	16.1%	519,870	16.0%	1,739,702	16.1%	1,564,940	16.3%

Minus the following items:

Acquisition-related and integration costs	13,032	0.4%	8,014	0.2%	53,401	0.5%	12,879	0.1%

Net finance costs	12,808	0.4%	22,887	0.7%	46,315	0.4%	71,004	0.7%

Earnings before income taxes	558,981	15.4%	488,969	15.0%	1,639,986	15.2%	1,481,057	15.4%

3.7.1. Acquisition-Related and Integration Costs

For the three and nine months ended June 30, 2023, the Company incurred $13.0 million and $53.4 million, respectively, of acquisition-related and integration costs for the integration towards the CGI operating model.

For the three and nine months ended June 30, 2023, these costs were related to integration costs, mainly costs of redundancy of employments and the impact of vacating lease premises.

3.7.2. Net Finance Costs

Net finance costs mainly include interest on our long-term debt, lease liabilities and financial assets. For the three months ended June 30, 2023, the net finance costs decreased by $10.1 million mainly due to additional interest income from our financial assets. For the nine months ended June 30, 2023, the decrease of $24.7 million was mainly due to additional interest income from our financial assets and lower interest charges related to our unsecured notes repaid in December 2021 as scheduled.

© 2023 CGI Inc.	Page 27

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except for percentage and shares data	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	Change	2023	2022	Change

Earnings before income taxes	558,981	488,969	14.3%	1,639,986	1,481,057	10.7%

Income tax expense	144,002	124,625	15.5%	423,213	377,277	12.2%

Effective tax rate	25.8%	25.5%		25.8%	25.5%

Net earnings	414,979	364,344	13.9%	1,216,773	1,103,780	10.2%

Net earnings margin	11.5%	11.2%		11.3%	11.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	233,075,350	237,436,642	(1.8%)	234,752,090	240,239,796	(2.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	236,883,434	240,802,680	(1.6%)	238,343,519	243,844,587	(2.3%)

Earnings per share (in dollars)

Basic	1.78	1.53	16.3%	5.18	4.59	12.9%

Diluted	1.75	1.51	15.9%	5.11	4.53	12.8%

3.8.1. Income Tax Expense

For the three months ended June 30, 2023, income tax expense was $144.0 million compared to $124.6 million over the same period last year, while our effective tax rate increased to 25.8% from 25.5%. Excluding specific items, the effective tax rate increased to 25.6% from 25.3%. In both cases, the increase in the income tax rate was mainly attributable to an increase in the U.K. statutory tax rate and a change in the profitability mix in certain geographies, partly offset by a lower statutory tax rate in France.

For the nine months ended June 30, 2023, income tax expense was $423.2 million compared to $377.3 million over the same period last year, while our effective tax rate increased to 25.8% from 25.5%. Excluding specific items, the effective tax rate increased to 25.7% from 25.4%. In both cases, the increase in the income tax rate was mainly attributable to the same factors identified for the quarter.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2022 and our current profitability mix, we expect our effective tax rate before specific items to be in the range of 24.5% to 26.5% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For Q3 2023, CGI’s basic and diluted weighted average number of shares decreased compared to Q3 2022 mostly due to the impact of the purchase for cancellation of Class A Shares, partly offset by the exercise of stock options. Please refer to note 5 of our interim condensed financial statements for additional information.

© 2023 CGI Inc.	Page 28

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs.

In thousands of CAD except for percentages and shares data	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	Change	2023	2022	Change

Earnings before income taxes	558,981	488,969	14.3%	1,639,986	1,481,057	10.7%

Add back:

Acquisition-related and integration costs	13,032	8,014		53,401	12,879

Earnings before income taxes excluding specific items	572,013	496,983	15.1%	1,693,387	1,493,936	13.4%

Income tax expense	144,002	124,625	15.5%	423,213	377,277	12.2%

Effective tax rate	25.8%	25.5%		25.8%	25.5%

Add back:

Tax deduction on acquisition-related and integration costs	2,352	1,113		11,338	1,859

Impact on effective tax rate	(0.2%)	(0.2%)		(0.1%)	(0.1%)

Income tax expense excluding specific items	146,354	125,738	16.4%	434,551	379,136	14.6%

Effective tax rate excluding specific items	25.6%	25.3%		25.7%	25.4%

Net earnings excluding specific items	425,659	371,245	14.7%	1,258,837	1,114,801	12.9%

Net earnings margin excluding specific items	11.7%	11.4%		11.7%	11.6%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	233,075,350	237,436,642	(1.8%)	234,752,090	240,239,796	(2.3%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	236,883,434	240,802,680	(1.6%)	238,343,519	243,844,587	(2.3%)

Earnings per share excluding specific items (in dollars)

Basic	1.83	1.56	17.3%	5.36	4.64	15.5%

Diluted	1.80	1.54	16.9%	5.28	4.57	15.5%

© 2023 CGI Inc.	Page 29

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at June 30, 2023, cash and cash equivalents were $1,468.8 million. Cash included in funds held for clients was $437.0 million. The following table provides a summary of the generation and use of cash for the three and nine months ended June 30, 2023 and 2022.

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	Change	2023	2022	Change

Cash provided by operating activities	409,110	419,183	(10,073)	1,483,515	1,376,137	107,378

Cash used in investing activities	(178,813)	(493,781)	314,968	(468,856)	(824,836)	355,980

Cash used in financing activities	(113,606)	(157,360)	43,754	(588,765)	(1,276,103)	687,338

Effect of foreign exchange rate changes on cash and cash equivalents	(34,536)	(11,486)	(23,050)	8,773	(75,651)	84,424

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients	82,155	(243,444)	325,599	434,667	(800,453)	1,235,120

4.1.1. Cash Provided by Operating Activities

For the three months ended June 30, 2023, cash provided by operating activities was $409.1 million or 11.3% of revenue compared to $419.2 million or 12.9% for the same period last year. For the nine months ended June 30, 2023, cash provided by operating activities was $1,483.5 million or 13.8% of revenue compared to $1,376.1 million or 14.3% for the same period last year. The following table provides a summary of the generation and use of cash from operating activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	Change	2023	2022	Change

Net earnings	414,979	364,344	50,635	1,216,773	1,103,780	112,993

Amortization, depreciation and impairment	126,271	116,577	9,694	381,551	353,602	27,949

Other adjustments[1]	(14,108)	12,074	(26,182)	(50,371)	22,655	(73,026)

Cash flow from operating activities before net change in non-cash working capital items and others	527,142	492,995	34,147	1,547,953	1,480,037	67,916

Net change in non-cash working capital items and others:

Accounts receivable, work in progress and deferred revenue	(179,625)	(135,257)	(44,368)	(47,488)	(131,006)	83,518

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	31,645	95,163	(63,518)	(177,096)	8,109	(185,205)

Others[2]	29,948	(33,718)	63,666	160,146	18,997	141,149

Net change in non-cash working capital items and others	(118,032)	(73,812)	(44,220)	(64,438)	(103,900)	39,462

Cash provided by operating activities	409,110	419,183	(10,073)	1,483,515	1,376,137	107,378

[1]	Comprised of deferred income tax (recovery) expense, foreign exchange loss (gain), share-based payment costs and gain on leases termination.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets (excluding long-term receivables), income taxes, derivative financial instruments and retirement benefits obligations.

For the three months ended June 30, 2023, the decrease of $10.1 million from our cash provided by operating activities was mostly due to the timing of accounts payable and accrued liabilities as well as accrued compensation and employee-related liabilities, partially offset by higher net earnings.

© 2023 CGI Inc.	Page 30

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

For the nine months ended June 30, 2023, the increase of $107.4 million from our cash provided by operating activities was mostly due to improved collections and higher net earnings, partially offset by the timing of accounts payable and accrued liabilities and the payment of integration costs.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

4.1.2. Cash Used in Investing Activities

For the three and nine months ended June 30, 2023, $178.8 million and $468.9 million were used in investing activities, while $493.8 million and $824.8 million were used over the same periods last year, respectively.

The following table provides a summary of the use of cash from investing activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	Change	2023	2022	Change

Business acquisitions	(9,041)	(414,389)	405,348	(13,039)	(572,407)	559,368

Loan receivable	1,701	—	1,701	(17,600)	—	(17,600)

Purchase of property, plant and equipment	(37,597)	(42,307)	4,710	(125,314)	(117,893)	(7,421)

Proceeds from sale of property, plant and equipment	—	3,790	(3,790)	—	3,790	(3,790)

Additions to contract costs	(26,233)	(19,814)	(6,419)	(77,497)	(60,293)	(17,204)

Additions to intangible assets	(37,673)	(39,721)	2,048	(99,235)	(96,871)	(2,364)

Net change in short-term investments and purchase of long-term investments	(69,970)	18,660	(88,630)	(136,171)	18,838	(155,009)

Cash used in investing activities	(178,813)	(493,781)	314,968	(468,856)	(824,836)	355,980

The decrease of $315.0 million in cash used in investing activities during the three months ended June 30, 2023 was mainly due to the cash used in the prior year for acquisitions. This was partially offset by the purchase of investments for the funds held for clients.

The decrease of $356.0 million in cash used in investing activities during the nine months ended June 30, 2023 was mainly due to the same factors identified for the quarter.

© 2023 CGI Inc.	Page 31

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

4.1.3. Cash Used in Financing Activities

For the three and nine months ended June 30, 2023, $113.6 million and $588.8 million were used in financing activities while $157.4 million and $1,276.1 million were used over the same periods last year, respectively.

The following table provides a summary of the use of cash from financing activities:

In thousands of CAD	For the three months ended June 30,			For the nine months ended June 30,
	2023	2022	Change	2023	2022	Change

Increase of long-term debt	—	—	—	948	—	948

Repayment of long-term debt	(3,041)	(3,342)	301	(8,830)	(334,187)	325,357

Payment of lease liabilities	(39,203)	(39,747)	544	(117,498)	(112,922)	(4,576)

Repayment of debt assumed from business acquisitions	—	(24,358)	24,358	(56,994)	(108,916)	51,922

Withholding taxes remitted on the net settlement of performance share units	(166)	—	(166)	(13,850)	—	(13,850)

Purchase of Class A subordinate voting shares held in trusts	—	—	—	(74,455)	(70,303)	(4,152)

Purchase and cancellation of Class A subordinate voting shares	(53,062)	(113,550)	60,488	(463,353)	(780,465)	317,112

Issuance of Class A subordinate voting shares	17,496	8,925	8,571	75,789	29,916	45,873

Net change in clients’ funds obligations	(35,630)	14,712	(50,342)	69,478	100,774	(31,296)

Cash used in financing activities	(113,606)	(157,360)	43,754	(588,765)	(1,276,103)	687,338

For the three months ended June 30, 2023, the decrease of $43.8 million was mainly driven by the purchase for cancellation of 390,100 Class A Shares compared to 1,120,800 Class A Shares over the same period last year, the repayment of debt assumed from business acquisitions in the prior year and by the proceeds from the exercise of stock options. This was partially offset by the net change in clients’ funds obligations.

For the nine months ended June 30, 2023, the decrease of $687.3 million was mainly driven by the scheduled repayment of senior unsecured notes in Q1 2022, the purchase for cancellation of 3,835,196 Class A Shares compared to 7,549,725 Class A Shares over the same period last year, repayment of debt assumed from business acquisitions in the prior year and by the proceeds from the exercise of stock options. This was partially offset by the net change in clients’ funds obligations.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash, Cash Equivalents and Cash Included in Funds Held for Clients

For the three and nine months ended June 30, 2023, the effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients had an unfavourable impact of $34.5 million and a favourable impact of $8.8 million, respectively. These amounts have no effect on net earnings as they were recorded in other comprehensive income.

© 2023 CGI Inc.	Page 32

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

4.2. CAPITAL RESOURCES

As at June 30, 2023	Available

In thousands of CAD

Cash and cash equivalents	1,468,832

Short-term investments	3,060

Long-term investments	19,507

Unsecured committed revolving credit facility[1]	1,495,759

Total[2]	2,987,158

[1]	As at June 30, 2023, letters of credit in the amount of $4.2 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.

[2]	Excludes cash and long-term bonds included in funds held for clients for $437.0 million and $152.2 million, respectively.

As at June 30, 2023, cash and cash equivalents and investments represented $1,491.4 million.

Cash equivalents include term deposits, all with maturities of 90 days or less. Short-term and long-term investments include corporate bonds with maturities ranging from 91 days to five years, with a credit rating of A- or higher.

As at June 30, 2023, the aggregate amount of the capital resources available to the Company was $2,987.2 million. Certain long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at June 30, 2023, CGI was in compliance with these covenants.

As at June 30, 2023, CGI was showing a positive working capital (total current assets minus total current liabilities) of $688.7 million. The Company also had $1,495.8 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily related to long-term debt and the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since September 30, 2022.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 10 of our interim condensed consolidated financial statements for additional information on our financial instruments and hedging transactions.

© 2023 CGI Inc.	Page 33

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at June 30,	2023	2022

In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt and lease liabilities[1]:

Net debt	2,279,642	3,072,995

Add back:

Cash and cash equivalents	1,468,832	779,623

Short-term investments	3,060	4,511

Long-term investments	19,507	15,970

Fair value of foreign currency derivative financial instruments related to debt	(5,165)	(32,964)

Long-term debt and lease liabilities [1]	3,765,876	3,840,135

Net debt to capitalization ratio	21.7%	30.6%

Return on invested capital	15.7%	15.8%

Days sales outstanding	44	48

[1]

As at June 30, 2023, long-term debt and lease liabilities were $3,112.4 million ($3,156.0 million as at June 30, 2022) and $653.5 million ($684.2 million as at June 30, 2022), respectively, including their current portions.

During the three months ended June 30, 2023, as a result of the interbank offered rates (IBORs) reform and the related expiry of the USD London Interbank Offered Rate (Libor) rate effective June 30, 2023, the Company renegotiated the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) both expiring in December 2023 to transition to the one month Secured Overnight Financing Rate (SOFR) rate from the one month USD Libor rate. The change in rate resulted in no significant impact on the Company’s interim condensed consolidated financial statements for the three months ended June 30, 2023.

During the nine months ended June 30, 2023, we’ve reclassified the unsecured committed term loan credit facility due in December 2023 under the current portion of long-term debt, within current liabilities, for a total amount of $661.7 million.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2. of CGI’s MD&A for the years ended September 30, 2022 and 2021 for additional information on our Build and Buy strategy). The net debt to capitalization ratio decreased to 21.7% in Q3 2023 from 30.6% in Q3 2022 mostly due to our cash generation, partially offset by the repurchase of shares and investments in our business acquisitions during the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio remained essentially stable at 15.7% in Q3 2023 when compared to the same period last year.

DSO decreased to 44 days at the end of Q3 2023 when compared to 48 days in Q3 2022, which included an impact of two days from business acquisitions. The decrease was mainly due to improved collections.

© 2023 CGI Inc.	Page 34

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, including representations and warranties, intellectual property right infringement claims and litigation against counterparties, among others.

While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date or survival period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of guarantee or indemnification as at June 30, 2023. The Company does not expect to incur any potential payment in connection with these guarantees that could have a material adverse effect on its interim condensed consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at June 30, 2023, we had committed a total of $22.3 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2023.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as ISO and CMMI certification programs.

© 2023 CGI Inc.	Page 35

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

5.	Changes in Accounting Policies

The interim condensed consolidated financial statements for the three and nine months ended June 30, 2023 and 2022 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2022:

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The standard amendments clarify that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The implementation of these standard amendments resulted in no significant impact on the Company’s interim condensed consolidated financial statements.

The following standard amendments have been adopted by the Company during the three months ended June 30, 2023:

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB issued standard amendments to IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard introduces a temporary recognition exception in relation to accounting and disclosure for deferred taxes, which was immediately applied, arising from the implementation of the international tax reform. Remaining target disclosure requirements for affected entities such as current tax expense (income) related to Pillar Two income taxes, as well as qualitative and quantitative information about an entity’s exposure to Pillar Two income taxes will only be effective as for the interim reporting period ended March 31, 2024.

As no new legislation to implement the minimum tax was enacted or substantively enacted as at June 30, 2023 in any jurisdiction in which the Company operates and no related deferred taxes were recognized at that date, the application of the new standard amendments had no impact on the Company’s interim condensed consolidated statement. The new disclosures requirements will be introduced in the Company’s interim consolidated financial statements for the three and six months ended March 31, 2024.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective on October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The standard amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and which only impact the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

© 2023 CGI Inc.	Page 36

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Information about long-term debt with covenants – Amendments to IAS 1

In October, 2022, the IASB issued standard amendments to IAS 1 Presentation of Financial Statements that aim to improve the information companies provide about long-term debt with covenants. These standard amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, these standard amendments require a company to disclose information about these covenants in the notes to the financial statements.

Supplier finance arrangements - Amendments to IAS 7 and IFRS 7

In May, 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cashflows and liquidity exposure. The new disclosure requirements will include information such as terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

© 2023 CGI Inc.	Page 37

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2022 and 2021. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the interim condensed consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through trade accounts receivable, work in progress, provision on revenue-generating contracts and deferred revenue.

Revenue recognition

Relative stand-alone selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business and strategic IT consulting and systems integration services under fixed fee arrangements

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligations within agreed budget and time frames. To the extent that actual labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision on revenue-generating contract is recorded.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2022 and 2021. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Company considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its creditworthiness, the term of the arrangement, any collateral received and the economic environment at the lease date. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our interim condensed consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

© 2023 CGI Inc.	Page 40

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

7.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

For the quarter ended June 30, 2023, there was no change in the Company’s internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

© 2023 CGI Inc.	Page 41

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

8.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by additional external risks, such as terrorism, armed conflict, labour or social unrest, inflation, rising energy and commodity costs, recession, criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients, our business and on market volatility.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict (such as the current armed conflict in Ukraine), labour or social unrest, inflation, recession, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks, as they could disrupt our internal operations or the operations of our clients, impact our employee’s health and safety and increase insurance and other operating costs. Climate change risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to our management of climate-related issues and our level of disclosure related to such matters (see Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have a material adverse effect on our business). Climate change risk, and/or any of these additional external risks, may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

As a result of external risks, such as the current armed conflict in Ukraine, inflation, and rising energy and commodity costs, global equity and capital markets may experience significant volatility and weakness. The duration and impact of these events are unknown at this time, nor is the impact on our operations and the market for our securities.

Prolonged periods of inflation could increase our costs and impact our profitability, which could have a material adverse effect on our business and financial condition.

© 2023 CGI Inc.	Page 42

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

High levels of inflation may subject us to significant cost pressures and lead to market volatility. As a result, governments may adopt initiatives to combat inflation (for example, raising benchmark interest rate), thus increasing our cost of borrowing and decreasing the liquidity of capital markets. Our clients may have difficulty budgeting for external IT services or delay their payment for services provided. High inflation can lead to increased costs of labor and our employee compensation expenses. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, and there is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Our inability or failure to do so could harm our business and financial condition.

Pandemics, including the COVID-19 pandemic, have caused, and may in the future cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic, including the COVID-19 pandemic, can create significant volatility and uncertainty and economic disruption and can pose the risk that our members, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. A pandemic may also result in governments worldwide enacting emergency preventive measures, such as the implementation of border closures, travel bans or restrictions, lock-downs, quarantine periods, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies and the temporary closure of non-essential businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to a pandemic, including the COVID-19 pandemic, may cause material disruptions to businesses globally and have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business.

Additionally, the onset of a pandemic may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements.

As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of a pandemic, global equity and capital markets can experience significant volatility and weakness, leading governments and central banks to react with significant monetary and fiscal interventions designed to stabilize economic conditions.

It is not possible to reliably estimate the length and severity of a pandemic, including any future developments relating to the COVID-19 pandemic, or any impact on our financial results, share price and financial condition in future periods. There can be no assurance that our actions taken in response to a pandemic, including the COVID-19 pandemic, will succeed in preventing or mitigating any negative impacts on our Company, members, clients, contractors and business partners.

Many of the risks, uncertainties and other risk factors identified in this section 8 may have been, and could be amplified by the COVID-19 pandemic.

As a foreign private issuer, we are subject to different U.S. securities laws and rules, which could limit our level of disclosure to investors.

We are a “foreign private issuer” for purposes of U.S. securities laws and, as a result, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. In particular, we are exempt from the rules and regulations under the U.S. securities laws related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). We also are exempt from the provisions of

© 2023 CGI Inc.	Page 43

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Regulation FD under the Exchange Act, which in certain circumstances prohibits the selective disclosure of material non-public information, although we generally attempt to comply with Regulation FD. These exemptions and leniencies may reduce the frequency and scope of information that we disclose relative to the information generally provided by U.S. domestic companies.

It may be difficult to enforce civil liabilities under U.S. securities laws.

The Company is governed by the Business Corporations Act (Quebec) and with its principal place of business in Canada. The enforcement by investors of civil liabilities under the U.S. securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some or all of our officers and directors may be residents of a foreign country, and that a substantial portion of our assets and those of said persons may be located outside the United States.

8.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

Even when a contract is awarded to the Company following a competitive bidding process, we may fail to accurately estimate the resources and costs required to fulfill the contract.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. As we expand our services and solutions into new markets, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new markets. These factors may result in pressure on our revenue, net earnings and resulting cash flow from operations.

We may infringe on the intellectual property rights of others.

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the

© 2023 CGI Inc.	Page 44

Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

amount of these indemnity claims could be greater than the revenue we receive from the client (see Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights, or our inability to protect against infringement or unauthorized copying or use, can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

8.1.3. Risks Related to our Business

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: (i) currency fluctuations (see We may be adversely affected by currency fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our revenue and/or profitability to decline.

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. If we are unable to implement our Build and Buy growth strategy, we will likely be unable to maintain our historic or expected growth rates.

We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

reorganization, establishment of controls, procedures and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities.

Following an acquisition closing date, we may remain reliant on a target’s personnel, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing any transitional services. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with whom we contract.

If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Material developments regarding our major commercial clients resulting from mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Legal proceedings could have a material adverse effect on our business, financial performance and reputation.

During the ordinary course of conducting our business, we may be threatened with, and/or become subject or a party to, a variety of litigation or other claims and suits that arise from time to time. These legal proceedings may involve current and former employees, clients, partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. Regardless of the merits of the claims, the cost to defend current and future litigation may be significant, and such matters can be time-consuming and divert management’s attention and resources. The results of litigation, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages, fines, penalties or injunctive relief against us. While we maintain insurance for certain liabilities, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from these litigations or claims.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles, including the introduction of the Pillar Two model rules designed to ensure large multinational corporations pay a minimum level of tax on income arising in each jurisdiction they operate. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

We face risks associated with early termination, modification, delay or suspension of our contractual agreements, and our bookings and backlog may not be indicative of future revenues.

The early termination, modification, delay, or suspension of our contractual agreements may have a material adverse effect on future revenues and profitability. If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate, modify, delay or suspend contracts before their agreed expiry date, which would result in a reduction of our revenues and/or earnings and cash flow and may impact the value of our bookings and backlog. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control (such as labour shortages, supply chain or manufacturing disruptions, inflation, and other external risk factors), arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments.

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If we are required to compensate counterparties due to such arrangements and our insurance does not provide adequate coverage, our business, prospects, financial condition and results of operations could be materially adversely affected.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

If we fail to retain our key personnel and management, our business could be adversely affected.

The success of our business, in part, depends on the continued employment of certain key personnel and senior management. This dependence is important to our business being that personal relationships are fundamental in obtaining and maintaining client engagements. While our Board of Directors annually reviews our succession plan, if we fail to establish an effective succession plan, or if key personnel or senior management were unable or unwilling to continue employment, our business could be adversely affected until qualified replacements are retained.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

There can be no assurance that our ethics and compliance practices will be sufficient to prevent violations of legal and ethical standards.

Our employees, officers, directors, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong ethics and compliance practices, including through our Code of Ethics, which must be observed by all of our members, our Third Party Code of Ethics as well as ethics and compliance trainings, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation. This risk of improper conduct may increase as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

client requirements. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

The volume, velocity and sophistication of security threats and cyber-attacks continue to grow. This includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. The current geopolitical instability has exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents.

As a global IT and business consulting firm providing services to private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs.

An unauthorized disclosure of sensitive or confidential client or member information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business,

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all members to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security and reputational impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our clients and otherwise conduct business.

The Company and certain of its clients, contractors, business partners, vendors and other third parties use open-source services, which can entail risk to end-user security. These open source projects are often created and maintained by volunteers, who do not always have adequate resources and personnel for incident response and proactive maintenance even as their projects are critical to the internet economy. Vulnerabilities discovered in these open source services can be exploited by attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and/or proprietary information, financial loss, and other irreversible harm.

While our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, and CGI and our clients increase our digital footprint, we may find it necessary to make additional significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, in addition to loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have an adverse effect on our business.

Perceptions with respect to environmental, social and governance approaches have changed and certain shareholders, investors, clients, members and other stakeholders agree that these issues have become a current and imminent concern. As such, perceptions of our operations held by our stakeholders may depend, in part, on the environmental, social and governance (“ESG”) initiatives and standards that we have chosen to implement, and whether or not we meet them.

We are subject to evolving regulatory requirements and have set a number of ambitious ESG commitments and targets to monitor our ESG performance and align our strategic imperatives, including without limitation, our commitment to net-zero carbon emissions by 2030 as defined under Scope 1, 2, and the business travel of Scope 3 of the greenhouse gas protocol. Our ability to meet these requirements and to achieve these commitments and targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these commitments and targets. Failure to effectively manage and sufficiently report ESG matters could lead to negative business, financial, legal and regulatory consequences for the Company.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, inflation, recession, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, rising inflation, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facilities, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under certain of its credit facilities. If interest rates increase, debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

We may be adversely affected by the discontinuation of LIBOR.

As the global reform of major interest rate benchmarks continues, the London Interbank Offered Rate (“LIBOR”) has been phased out. We have amended our financing agreements that were indexed to LIBOR to allow us to reference the Secured Overnight Financing Rate (“SOFR”) as the primary benchmark rate. Because SOFR is fundamentally different from LIBOR, there is no assurance as to how SOFR may perform or that it is a comparable substitute for LIBOR. As a result, we cannot reasonably predict the potential effect of the SOFR or other alternative reference rates on our business, financial condition or results of operations.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our European, U.S., U.K., Asian and Australian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

8.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Management’s Discussion and Analysis	For the three and nine months ended June 30, 2023 and 2022

Transfer Agent

Computershare Investor Services Inc.

+1(800) 564-6253

Investor Relations

Kevin Linder

Senior Vice-President, Investor Relations

Telephone: +1(905) 973-8363

kevin.linder@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

cgi.com

© 2023 CGI Inc.	Page 57